Monaker Group, Inc. 8-K

Exhibit 16.1

United States Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Regarding disclosure (b) made by the Company we agree that we resigned as a result of the Company deciding not to submit to a formal consultation with the SEC. We have no basis to agree or disagree regarding the reasons that the Company made this decision. We also agree with other statements outside of the note above with the rest of the comments by the Company that relates to our firm.

We have no basis to agree or disagree with the other statements made by the Company in the Form 8-K.

Sincerely,

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

Houston, Texas

May 21, 2019